Exhibit 3(d)

THIRD AMENDMENT TO
AMENDED AND RESTATED
OPERATING AGREEMENT
OF
THE CHOSEN, LLC

THIS THIRD AMENDMENT TO AMENDED AND RESTATED OPERATING AGREEMENT (this “Third Amendment”) of THE CHOSEN, LLC, a Utah limited liability company (the “Company”), is made as of the 25th day of August, 2020 (“Effective Date”), by and between the Company and The Chosen Productions, LLC, a Utah limited liability company (the “Manager”), as the sole member of the Company. Unless otherwise indicated, capitalized words and phrases used in this Third Amendment shall have the meanings set forth in the Operating Agreement (as defined below).

RECITALS

A.  The Company was duly organized on October 24, 2017 as a limited liability company under Utah law and is governed by that certain Amended and Restated Operating Agreement dated March 6, 2018 (the “Original Agreement”), as amended by that certain First Amendment to the Amended and Restated Operating Agreement dated April 25, 2018 (the “First Amendment”) and by that certain Second Amendment to the Amended and Restated Operating Agreement dated May 23, 2018 (the “Second Amendment,” and together with the Original Agreement and the First Amendment, the “Operating Agreement”).

B.  The undersigned desires to amend the Operating Agreement as set forth below.

C.  Pursuant to Section 12.9 of the Operating Agreement, all of the Members have unanimously approved this Third Amendment.

AMENDMENT

NOW, THEREFORE, for and in consideration of the mutual covenants contained in this Third Amendment and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.
The following definitions are hereby added to Article I:

 “Class A/B Percentage Interest” shall mean a fraction, expressed as a percentage, the numerator of which is the aggregate total of a Member’s Class A Preferred Units and Class B Preferred Units and the denominator of which the aggregate total of all outstanding Class B Preferred Units.”

“Class B Percentage Interest” shall mean a fraction, expressed as a percentage, the numerator of which is the total of a Member’s Class B Preferred Units and the denominator of which is the total of all outstanding Class B Preferred Units.

“Class B Preferred Face Value” shall mean $7.00 per Class B Preferred Unit.

“Class B Preferred Members” shall mean the holders of Class B Preferred Units as set forth on Exhibit A.

“Class B Preferred Units” shall mean the Units representing the Membership Interests having the rights and obligations with respect to Class B Preferred Units in this Agreement. The Manager has the authority to issue an unlimited number of Class B Preferred Units.

2.           Section 1.41 of the Operating Agreement is hereby deleted in its entirety and replaced with the following:

1.41       “Units” shall mean the units of Membership Interest in the Company and shall include all Common Units, Class A Preferred Units, Class B Preferred Units and any other class of Membership Interest authorized by the Manager. Each Unit in the Company represents a Unit of Membership Interest in the Company.

3.           Section 6.1 of the Operating Agreement is herby deleted in its entirety and replaced with the following:

6.1         Distribution of Assets by the Company. Subject to applicable law and any limitations contained elsewhere in this Agreement, the Manager may elect from time to time to distribute Distributable Cash to the Members, which distributions shall be in the following order of priority:

(a)           First, to the Economic Interest Owners of the Class A Preferred Units and Class B Preferred Units, pari passu in proportion to their Class A/B Percentage Interests but subject to Section 6.1(a)(2), until: (i) an amount equal to 120% of the Class A Preferred Face Value per each Class A Preferred Unit has been distributed to the Economic Interest Owners of the Class A Preferred Units (the “Class A Preferred Distribution”); and (ii) an amount equal to 110% of the Class B Preferred Face Value per each Class B Preferred Unit has been distributed to the Economic Interest Owners of the Class B Preferred Units, provided that in no event shall distributions under this Section 6.1(a) exceed the Class A Preferred Distribution respecting each Class A Preferred Unit or the Class B Preferred Distribution respecting each Class B Preferred Unit; and

(b)  Second, to the Members in proportion to their Total Percentage Interests.

All such distributions shall be made only to the persons who, according to the books and records of the Company, are the holders of record of the Economic Interests in respect of which such distributions are made on the actual date of distribution. Neither the Company nor the Manager shall incur any liability for making distributions in accordance with this Section 6.5.

4.           The following shall be added to Section 12.9 of the Operating Agreement:

B.              Notwithstanding the preceding sentence, the Manager shall have the power, without the consent of the Members, to amend this Agreement in writing as may be required, to reflect the issuance of additional Units, including Class A Preferred Units, Class B Preferred Units and any other class or series of Units that may be established after the date of this Agreement; provided, that, any additional classes or series of Units shall have similar designations, preferences and rights to the outstanding Units.

5.           This Third Amendment shall be deemed to amend the Operating Agreement and, to the extent of any conflict therewith, supersedes the provisions thereof. All remaining terms and conditions of the Operating Agreement not modified by this Third Amendment shall remain in full force and effect, and the Member hereby ratifies and confirms the Operating Agreement, as hereby amended, in all respects.

6.            The laws of the State of Utah shall govern the validity of this Third Amendment and the construction and interpretation of its terms.

[Signatures on Following Page]

IN WITNESS WHEREOF, the Manager has executed this Third Amendment on the date first written above.

MANAGER:

THE CHOSEN PRODUCTIONS, LLC
By: /s/Derral Eves____________
Name: Derral Eves
Title: Manager